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                                                                   EXHIBIT 12(a)


                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges


                  For the Nine Months Ended September 30, 2001
                          (In thousands, except ratio)



       Net income                                             $2,906

       Fixed charges:
                  Advisory fees                                  105

       Total fixed charges                                       105

       Earnings before fixed charges                          $3,011

       Fixed charges, as above                                $  105

       Ratio of earnings to fixed charges                       28.7


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